POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX AND THREE MONTH PERIODS ENDED

JUNE 30, 2003 AND JUNE 30 , 2002

#

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Condensed Consolidated Income Statements

for the six and three month periods ended June 30, 2003 and June 30 , 2002

(in thousands of PLN)

Notes		Six month period ended June 30, 2003 (unaudited)	Three month period ended June 30, 2003 (unaudited)	Six month period ended June 30, 2002 (unaudited)	Three month period ended June 30, 2002 (unaudited)

Net sales	5	2,674,689	1,399,979	2,321,247	1,195,067

Cost of sales	6	(1,813,972)	(912,960)	(1,408,451)	(720,970)
		-------------------	-------------------	-------------------	-------------------
Gross margin		860,717	487,019	912,796	474,097

Operating expenses	6	(441,699)	(218,006)	(398,620)	(208,628)
		------------------	------------------	------------------	-------------------
Operating profit		419,018	269,013	514,176	265,469

Non-operating items
Interest and other financial income		290,481	40,615	95,746	30,308
Interest and other financial expenses		(508,947)	(150,296)	(510,537)	(263,248)
		------------------	------------------	------------------	------------------
Profit before taxation		200,552	159,332	99,385	32,529

Taxation charge	7	(36,972)	(38,180)	(33,929)	(19,303)
		-------------------	-------------------	-------------------	-----------------
Net profit for the period		163,580	121,152	65,456	13,226
		===========	===========	===========	==========

The accompanying notes are an integral part of these

condensed consolidated financial statements.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Balance Sheets

as at June 30, 2003 and December 31, 2002

(in thousands of PLN)

	Notes	As at June 30, 2003 (unaudited)	As at December 31, 2002
Current assets
Cash and cash equivalents		19,219	54,412
Short-term investments and other financial assets		56,245	12,143
Debtors and prepayments		750,369	620,749
Inventory	8	226,235	234,545
		--------------------	----------------
		1,052,068	921,849
Long-term assets
Property, plant and equipment	9	3,191,518	3,438,686
Intangible fixed assets	10	2,714,029	2,651,130
Financial assets		296,362	171,288
Deferred costs and other long-term assets		98,495	82,091
		--------------------	--------------------
		6,300,404	6,343,195
		--------------------	--------------------
Total assets		7,352,472	7,265,044
		============	===========
Current liabilities
Accounts payable		110,650	285,277
Amounts due to State Treasury		81,801	57,756
Interest-bearing liabilities	11	142,443	121,122
Accruals		249,315	185,569
Deferred income and other liabilities		200,823	224,358
		-----------------	-----------------
		785,032	874,082
Long-term liabilities
Interest-bearing liabilities	11	4,492,910	4,583,365
Non-interest-bearing liabilities		111,235	165,159
Deferred tax liability		336,005	268,171
Provisions for liabilities and charges		25,865	21,740
		-------------------	-------------------
		4,966,015	5,038,435
		-------------------	-------------------
Total liabilities		5,751,047	5,912,517
		-------------------	-------------------
Capital and reserves
Share capital		471,000	471,000
Additional paid-in capital		409,754	409,754
Hedge reserve		(1,331)	(86,649)
Accumulated profit		722,002	558,422
		--------------------	-------------------
		1,601,425	1,352,527
		--------------------	--------------------
Total equity and liabilities		7,352,472	7,265,044
		============	===========

The accompanying notes are an integral part of these

condensed consolidated financial statements ..

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Statements of Cash Flows

for the six month periods ended June 30, 2003 and June 30 , 2002

(in thousands of PLN)

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Statements of Cash Flows

for the six month periods ended June 30, 2003 and June 30 , 2002

(in thousands of PLN)

	Six month period ended June 30, 2003 (unaudited)	Six month period ended June 30, 2002 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit before taxation	200,552	99,385
Adjustments for:
Depreciation and amortization	464,456	472,526
Charge to provision and write-offs of doubtful debtors	20,132	23,728
Charge to provision for inventory	4,895	4,140
Other provisions long-term	4,124	3,280
Foreign exchange losses, net and changes in financial instruments fair value	36,970	205,170
L oss/(gain) on disposal of tangibles and intangibles	4,822	(974)
Interest expense, net	181,497	209,621
	--------------------	--------------------
Operating cash flows before working capital changes	917,448	1,016,876

D ecrease/(increase) in inventory	3,415	(10,553)
Increase in debtors, prepayments and deferred cost	(161,795)	(132,401)
(Decrease)/increase in trade payables and accruals	(3,558)	145,489
	------------------	------------------
Cash from operations	755,510	1,019,411

Interest paid	(264,444)	(270,568)
Interest received	7,249	6,149
Income taxes paid	(696)	(897)
Realization of financial instruments	(9,752)	(9,395)
	-----------------	-----------------
Net cash from operating activities	487,867	744,700

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets	(39,446)	(74,499)
Purchases of tangible fixed assets	(177,241)	(313,362)
Proceeds from short-term investments	-	91,456
Proceeds from sale of equipment and intangibles	2,508	3,070
	------------------	------------------
Net cash used in investing activities	(214,179)	(293,335)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from/ (r epayment of) Bank Credit Facilities	132,356	(524,014)
Redemption of the Notes	(477,311)	-
Net change in overdraft facility	35,992	50,946
	-----------------	-----------------
Net cash used in financing activities	(308,963)	(473,068)

Net decrease in cash and cash equivalents	(35,275)	(21,703)

Effect of foreign exchange changes on cash and cash equivalents	82	59

Cash and cash equivalents at beginning of period	54,412	36,511
	-----------------	-----------------
Cash and cash equivalents at end of period	19,219	14,867
	==========	==========

The accompanying notes are an integral part of these

condensed consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Statements of Changes in Equity

for the six and three month periods ended June 30, 2003 and June 30 , 2002

(in thousands of PLN)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated profit	Total

Balance as at January 1, 2 00 2	471,000	409,754	(96,955)	211,946	995,745

Cash flow hedge:

net fair value gain, net of tax	-	-	30,661	-	30,661

reclassified and reported in net profit	-	-	5,013	-	5,013

deferred tax on reclassified item	-	-	(1,404)	-	(1,404)

Net profit for the period	-	-	-	65,456	65,456
	---------------	---------------	---------------	---------------	------------------
Balance as at June 30 , 2002 (unaudited)	471,000	409,754	(62,685)	277,402	1,095,471

Cash flow hedge:

net fair value loss, net of tax	-	-	(48,378)	-	(48,378)

reclassified and reported in net profit	-	-	25,197	-	25,197

deferred tax on reclassified item	-	-	(7,055)	-	(7,055)

deferred tax change in rates	-	-	6,272	-	6,272

Net profit for the period	-	-	-	281,020	281,020
	----------------	----------------	---------------	---------------	-------------------
Balance as at December 31, 2002	471,000	409,754	(86,649)	558,422	1,352,527

Cash flow hedge:

net fair value gain , net of tax	-	-	112,839	-	112,839

reclassified and reported in net profit	-	-	(37,700)	-	(37,700)

deferred tax on reclassified item	-	-	10,179	-	10,179

Net profit for the period	-	-	-	163,580	163,580
	----------------	----------------	---------------	---------------	--------------- ----
Balance as at June 30 , 2003 (unaudited)	471,000	409,754	(1,331)	722,002	1,601,425
	==========	==========	=========	=========	============ ===== ====

The accompanying notes are an integral part of these

condensed consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the six and three month periods ended June 30, 2003 and June 30 , 2002

(in thousands of PLN)

1.

Incorporation and Principal Activities

Polska Telefonia Cyfrowa Sp. z o.o. (the “Company”) is located in Warsaw, Al. Jerozolimskie 181 and was incorporated by the Notarial Deed dated December 20, 1995 and entered on the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, Entry No. KRS 0000029159.

The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses granted by the Minister of Communications and the sale of cellular telephones and accessories compatible with its cellular services. On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the Universal Mobile Telecommunication System (“UMTS”) standard. The UMTS services should be implemented not earlier than from January 1, 2004 and not later than January 1, 2005 .. The Company applied for postponing above deadlines (see Note 4).

The principal activities of the Company are not significantly seasonal n or cyclical.

The Company generates and expends cash through its operating activities mostly in Polish zloty (“PLN”). Therefore Management has designated the PLN as the reporting (functional) currency of the Company. The accompanying condensed consolidated financial statements are reported in thousands of PLN (unless otherwise noted).

Authorization of the condensed consolidated financial statements

These condensed consolidated financial statements have been issued by the Board of Directors on July 16, 2003.

2.

Significant events in the six month period ended June 30, 2003

On January 20, 2003 the Company has been informed that TP SA lodged cassation to the Supreme Court against the Antimonopoly Court’s judgement relating to international traffic rates terminating in the Company’s network. Management supported by an independent legal counsel assesses the situation as causing a contingent liability as the probability that the Supreme Court will accept the cassation and cancel the Antimonopoly Court’s judgement is little.

On February 12, 2003 the Company repurchased on the market the principal amount of EUR 3,000 thousand of the 10 ⅞% Notes – 1.5% of the total initial principal amount (see Note 11 ).

On March 7, 2003 the Company repurchased on the market the principal amount of EUR 2,000 thousand of the 10 ⅞% Notes – 1.0% of the total initial principal amount (see Note 11 ).

On June 30, 2003 the Company exercised its call option and repurchased the outstanding amount of 10 ¾% Notes at the principal value of USD 126,215 thousand. As at June 30, 2003 the only outstanding amount was the interest coupon paid on July 1, 2003 (see Note 11).

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the six and three month periods ended June 30, 2003 and June 30 , 2002

(in thousands of PLN)

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the six and three month periods ended June 30, 2003 and June 30 , 2002

(in thousands of PLN)

3.

Extract from the Company’s Accounting Policies

3.1.

Basis of preparation

The Company maintains its accounting books in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish Accounting Standards (“PAS”). The accompanying condensed consolidated financial statements reflect certain adjustments not reflected in the Company's statutory books to present these statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board.

The differences between IFRS and generally accepted accounting principles in the United States (“US GAAP”) and their effect on net results for the six month periods ended June 30, 2003 and June 30, 2002 have been presented in Note 13 to these condensed consolidated financial statements.

These condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies and methods of computation used in the preparation of the condensed consolidated financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2002. There were no new standards implemented by the Company since December 31, 2002.

The preparation of condensed consolidated financial statements in conformity with IFRS requires to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on Management’s best knowledge of current events and actions, actual results ultimately may differ from these estimates.

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operations, balance sheet and cash flows for each period presented.

These condensed consolidated financial statements are not necessarily indicative of results for the full year and should be read in a conjunction with the 2002 consolidated financial statements and the related notes.

Apart from the information taken from the consolidated financial statements for the year ended December 31, 2002, these condensed consolidated financial statements contain unaudited information

- # -

3.2.

Group Accounting

These condensed consolidated financial statements include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiaries, PTC International Finance B.V. and PTC International Finance (Holding) B.V. (consolidated).

4.

Events after the balance sheet date

On July 1, 2003 the Company was informed that Tele2 (a local operator) has placed a request to the Regulator for the Telecommunication Market in Poland for setting interconnection rates between Tele2 and the Company’s network. In the opinion of the Company the risk of the Regulator issuing an unfavourable decision is remote.

On July 10, 2003 the Company submitted a joint application with other operators to the Regulator for the Telecommunication Market in Poland to shift UMTS start obligations to January 2006 from January 2005, at the same time leaving the option to start in 2004 unchanged. The Company has not received the decision from the Regulator for the Telecommunication Market in Poland till the authorization of those condensed consolidated financial statements.

5 ..

Net sales

	Six month period ended June 30, 2003 (unaudited)	Three month period ended June 30, 2003 (unaudited)	Six month period ended June 30, 2002 (unaudited)	Three month period ended June 30, 2002 (unaudited)

Service revenues and fees	2,597,004	1,361,857	2,230,180	1,156,985
Sales of telephones and accessories	77,685	38,122	91,067	38,082
	-------------------	-------------------	-------------------	-------------------
	2,674,689	1,399,979	2,321,247	1,195,067
	===========	===========	===========	===========

6 ..

Costs and expenses

	Six month period ended June 30, 2003 (unaudited)	Three month period ended June 30, 2003 (unaudited)	Six month period ended June 30, 200 2 (unaudited)	Three month period ended June 30, 2002 (unaudited)

Cost of sales:
Cost of services sold	1,161,510	602,632	939,251	492,806
Cost of sales of telephones and accessories	652,462	310,328	469,200	228,164
	------------------	------------------	------------------	-----------------
	1,813,972	912,960	1,408,451	720,970
	------------------	------------------	------------------	-----------------

Operating expenses:
Selling and distribution costs	322,304	155,626	282,864	146,357
Administration and other operating costs	119,395	62,380	115,756	62,271
	------------------	------------------	------------------	-----------------
	441,699	218,006	398,620	208,628
	-------------------	-------------------	-------------------	-----------------
	2,255,671	1,130,966	1,807,071	929,598
	===========	===========	===========	==========

6.

Costs and expenses (cont.)

Costs and expenses include research and development costs that were expensed when incurred. The research and development costs were immaterial in the above periods.

The rental expenses included in costs and expenses amounted to PLN 74,387 and PLN 71,685 for the six month periods ended June 30, 2003 and June 30, 2002 , respectively.

7.

Taxation

The difference between effective tax rate and statutory tax rate (27%) results from non-taxable income from valuation of Note options (see Note 13) and release of a part of valuation allowance for the bad debts provision partially offset by non-tax-deductible costs.

8.

Inventory

	As at June 30, 2003 (unaudited)	As at December 31, 2002

Telephones	167,287	172,948
Network spare parts and accessories	97,599	95,353
	-----------------	----------------
	264,886	268,301
Inventory provision	(38,651)	(33,756)
	-----------------	---------------
	226,235	234,545
	==========	=========

9 ..

Property, plant and equipment

	As at June 30, 2003 (unaudited)	As at December 31, 2002

Land and buildings	222,165	224,546
Plant and equipment	2,344,377	2,544,135
Motor vehicles	14,112	17,343
Other fixed assets	514,956	537,254
Construction in progress	95,908	115,408
	-------------------	------------------
	3,191,518	3,438,686
	===========	===========

During the six month period ended June 30, 2003 the Company capitalized PLN 1,993 of foreign exchange losses, PLN 1,916 of interest expense and PLN 502 of hedging gains and during the six month period ended June 30 , 2002 the Company capitalized PLN 5,670 of foreign exchange losses , PLN 4,939 of interest expense and PLN 5 8 of hedging losses on cross-currency interest rate swaps ..

The effective capitalization rate used to determine borrowing costs to be capitalized was 20.1 % in six month period ended June 30, 2003 and 25.9 % in six month period ended June 30, 2002 ..

9.

Property, plant and equipment (cont.)

The movement of property, plant and equipment was as follows:

	Land and Buildings	Plant and equipment	Motor vehicles	Other fixed assets	Construction in progress	Total

Cost
As at December 3 1, 2002	246,705	4,238,496	37,950	696,271	115,408	5,334,830
Additions	-	280	-	3,405	107,236	110,921
Transfers	667	104,745	2,486	15,873	(123,771)	-
Disposals	-	(12,211)	(6,148)	(3,619)	(2,965)	(24,943)
	----------------	-------------------	--------------	----------------	----------------	-----------------
As at June 30 , 2003	247,372	4,331,310	34,288	711,930	95,908	5,420,808
	----------------	-------------------	--------------	---------------	---------------	---------------
Depreciation
As at December 31 , 2002	22,159	1,694,361	20,607	159,017	-	1,896,144
Charge	3,048	302,276	4,231	41,204	-	350,759
Transfer	-	-	-	-	-	-
Disposals	-	(9,704)	(4,662)	(3,247)	-	(17,613)
	--------------	----------------	--------------	---------------	----------------	-----------------
As at June 30 , 200 3	25,207	1,986,933	20,176	196,974	-	2,229,290
	---------------	----------------	--------------	---------------	----------------	-----------------
Net book value as at December 31, 2002	224,546	2,544,135	17,343	537,254	115,408	3,438,686
	=========	==========	========	========	=========	==========

Net book value as at June 30, 2003	222,165	2,344,377	14,112	514,956	95,908	3,191,518
(unaudited)	==========	===========	========	=========	=========	==========

Property, plant and equipment held under capital leases without later improvements (included in the previous schedule):

	As at June 30 , 2003 (unaudited)			As at December 31, 200 2

	Land	Buildings	Other	Land	Buildings	Other

Cost	6,293	197,806	990	6,293	197,806	990
Accumulated depreciation	-	(21,320)	(388)	-	(18,848)	(338)
	----------	--------------	----------	----------	--------------	---------
Net	6,293	176,486	602	6,293	178,958	652
	======	========	======	======	========	======

Capital equipment commitments (not included in liabilities)

	As at June 30, 2003 (unaudited)	As at December 31, 2002

Authorized and contracted	162,693	166,982
Authorized and not contracted	435,756	574,057
	-------------------	------------------
	598,449	741,039
	===========	==========

10 ..

Intangible fixed assets

	As at June 30 , 2003 (unaudited)	As at December 31, 2002

GSM and UMTS licenses	2,435,854	2,335,836
Computer and network software	249,186	287,323
Trademark	112	118
Transaction costs	28,877	27,853
	-------------------	-------------------
	2,714,029	2,651,130
	===========	===========

During the six month period ended June 30 , 2003 the Company capitalized to intangible fixed assets PLN 69,879 of foreign exchange losses, PLN 83,246 of interest expense and
PLN 14,544 of hedging gains and during the six month period ended June 30 , 200 2 the Company capitalized to intangible fixed assets PLN 108,555 of foreign exchange losses ,
PLN 77,395 of interest expense and PLN 655 of hedging losses on cross-currency interest rate swaps ..

The effective annual capitalization rate for the whole period of capitalization from 2000 was 14.90%.

The Company has no intangible assets generated internally.

10 ..

Intangible fixed assets (cont.)

The movements of intangible fixed assets were as follows:

	GSM & UMTS Licenses	Computer and network software	Trade Mark	Transaction costs	Total

Cost
As at December 31, 2002	2,718,714	629,957	206	43,050	3,391,927
Additions	-	33,228	-	6,218	39,446
Transfers	-	-	-	-	-
Disposals	-	-	-	-	-
Capitalization of borrowing costs	138,581	-	-	-	138,581
	-----------------	----------------	----------------	----------------	-----------------
As at June 30, 2003	2,857,295	663,185	206	49,268	3,569,954
	-----------------	-----------------	----------------	----------------	-----------------
Amortization
As at December 31, 2002	382,878	342,634	88	15,197	740,797
Charge	38,563	71,365	6	3,763	113,697
Transfers	-	-	-	-	-
Disposals	-	-	-	-	-
Other	-	-	-	1,431	1,431
	----------------	----------------	-----------------	----------------	------------------
As at June 30, 2003	421,441	413,999	94	20,391	855,925
	----------------	----------------	-----------------	----------------	------------------
Net book value as at December 31, 2002	2,335,836	287,323	118	27,853	2,651,130
	==========	==========	==========	==========	===========

Net book value as at June 30, 2003	2,435,854	249,186	112	28,877	2,714,029
(unaudited)	==========	==========	==========	==========	===========

The amount of PLN 6,218 represents transaction costs incurred in order to change Bank Credit Facility Agreements to use the funds for Notes redemption (see also Note 9). The transaction costs are amortized in line with Bank Credit Facility Agreements availability periods.

11 ..

Interest-bearing liabilities

	As at June 30, 2003 (unaudited)	As at December 31, 2002

Short-term portion
Interest accrued on Notes	81,841	76,483
Interest accrued on Bank Credit Facilities	7,590	26,557
Finance lease payable	17,008	18,070
Overdraft facilities	36,004	12
	-------------------	-----------------
	142,443	121,122
	===========	==========

Long-term portion
Long-term Notes	2,648,644	2,950,039
Bank Credit Facilities	1,129,663	990,217
UMTS licenses liability	514,773	438,550
Finance lease payable	164,343	164,045
Index swaps	35,487	40,514
	-------------------	--------------------
	4,492,910	4,583,365
	===========	=== =========

a.

Notes

On February 12, 2003 the Company repurchased on the market the principal amount of EUR 3,000 thousand and on March 7, 2003 the principal amount of EUR 2,000 thousand of the
10 ⅞% Notes (together 2.5 % of the total initial principal amount) ..

On June 30, 2003 the Company called all the outstanding 10 ¾% Notes with a principal amount of USD 126,215 thousand, constituting 49.85% of the initial total amount of the Notes, at the price of 103.583%.

The costs related to the redemption of 10 ¾% Notes incurred by the Company amounted to PLN 26,423, which include PLN 17,867 of premium cost and PLN 6,691 of 10 ¾% Note call option written off. As at June 30, 2003 the Company reflects in its financial statements all cash outflows to the trustee relating to paying principal value and redemption premium on 10 ¾% Notes and showed only liability regarding interests which were paid on July 1, 2003. The Notes were redeemed from investors on July 1, 2003 by the trustee.

The outstanding balances as at June 30, 2003 of the Notes represent the Company’s liabilities (measured at amortized cost) due to holders of the following Notes:

11¼% Notes – face value of USD 150,000,000 (“11¼ Notes”) maturing on December 1, 2009

11¼% Notes – face value of EUR 282,750,000 (“11¼ Notes”) maturing on December 1, 2009

10⅞% Notes – face value of EUR 182,500,000 (“10⅞ Notes”) maturing on May 1, 2008

b.

Overdraft f acilities

The balance of PLN 36,004 consists of the overdrafts in current accounts according to the agreements signed in the previous years.

12 ..

Related party transactions

The below transactions consist primarily of roaming services rendered and received as well as consulting services ..

Management believes that related party transactions were conducted primarily on market terms.

As at a nd for six month period ended June 30, 2003 (unaudited)	As at December 31, 200 2 and for six month period ended June 30, 2002 (unaudited)

Elektrim S.A.

Inter-company receivables	23	-
Inter-company payables and accruals	24	25
Inter-company sales	72	229
Inter-company purchases	114	121

Elektrim Telekomunikacja Sp. z o.o. (“ET”)

Inter-company receivables	12	-
Inter-company payables and accruals	607	368
Inter-company sales	50	61
Inter-company purchases	1,027	1,338

T-Mobile Deutschland GmbH, T-Mobile International AG & Co. KG (“T-Mobile”)

Inter-company receivables	7,535	1,332
Inter-company payables and accruals	7,932	6,447
Inter-company sales	11,856	10,343
Inter-company purchases	11,228	12,155

MediaOne International B.V. (“MediaOne”)

There were no material transactions with MediaOne International B.V.

Vivendi Telecom International (“Vivendi”)

There were no material transactions with Vivendi Telecom International.

13 ..

Derivative financial instruments

Type of derivative	Forward and option contracts	Note options	CC swaps	Index swaps	Trade contract derivatives	Total
Balance as at December 3 1, 200 2 asset/(liability)	(16,620)	127,029	(131,785)	(36,816)	46,652	(11,540)
Cash paid/(received) on realization	(4,754)	-	21,967	(3,097)	(4,364)	9,752
Changes in the fair value together with realization reported in the income statement	127,772	62,447	(37,700)	8,645	(1,320)	159,844
Changes in the fair value reported in shareholders’ equity (hedge reserve)	-	-	116,878	-	-	116,878
Balance as at June 30,	----- -----------	-- -------------	----------------	--------------	--------------	----- -----------
200 3 asset/(liability) (unaudited)	106,398	189,476	(30,640)	(31,268)	40,968	274,934
	==== ======	= ========	=========	========	========	== =======

Forward contracts are used by the Company to hedge foreign exchange risk related to operational and financial transactions. The Company applies hedge accounting for financial transactions.

Note options represent the estimated fair values of call options embedded in the Company’s Notes. Upon exercise of the call option or upon redemption of the Notes by other means, the fair value of the relevant call options is written back to income immediately. Any reduced interest payments resulting from the redemption of the relevant notes are recognized as they accrue.

Cross-currency interest rate swaps (“

CC swaps”) are designated as hedges against exposure to changes in future cash flows arising from the foreign exchange risk on the future interest coupon payments.

The market value of CC swaps related to the 10 ¾% Notes redeemed in June 2003 amounted to a liability of PLN 28,750 and was written off to income in June 2003 at the date of the redemption. Remaining fixed USD cash flows due to the Company from the counterparty between January 2004 and July 2005 have been designated as cash flow hedges of future Senior Debt repayments denominated in USD. The Company does not apply hedge accounting for those transactions. The change in fair value of those hedges was taken to income and classified as a forward in assets after last 10 ¾% Note coupon was paid.

13.

Derivative financial instruments (cont.)

Ageing analysis of derivatives:

	As at June 30, 2003 (unaudited)		As at December 31, 2002
	Assets	Liabilities	Assets	Liabilities

Short-term portion
Forward contracts	42,182	(174)	-	(22,258)
CC swaps	1,792	(22,706)	-	(43,051)
Index swaps	4,219	-	3,698	-
Trade contract derivatives	8,052	-	8,445	-
	---------------	----------------	--------------	--------------
	56,245	(22,880)	12,143	(65,309)
	=========	=========	========	========

Long-term part
Forward contracts	64,390	-	5,638	-
Note option	189,476	-	127,029	-
CC swaps	8,443	(18,169)	414	(89,148)
Index swaps	-	(35,487)	-	(40,514)
Trade contract derivatives	32,916	-	38,207	-
	----------------	----------------	---------------	--------------
	295,225	(53,656)	171,288	(129,662)
	==========	==========	==========	=========

14 ..

Estimation of the fair values

The following table presents the carrying amounts and fair values of the Company’s financial instruments outstanding as at June 30, 2003 and December 31, 2002 , in million PLN. The carrying amounts in the table are included in the balance sheet under the indicated captions.

	As at June 30 , 2003 (unaudited)		As at December 31, 200 2
	m illion PLN		million PLN
	Carrying amount	Fair value	Carrying amount	Fair value

Financial Assets
Cash and cash equivalents	19	19	54	54
Short-term investments and other financial assets	56	56	12	12
Debtors and accrued revenue	693	693	600	600
Financial assets (long-term)	296	296	171	171

Financial Liabilities
Current liabilities and accruals	517	517	645	645
Long-term liabilities	4,373	5,040	4,531	4,758

14.

Estimation of the fair values (cont.)

The fair value of derivatives held for trading is based on quoted market prices at the balance sheet date. The fair value of cross-currency interest rate swaps is calculated as the present value of estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

In assessing fair value of non-traded derivatives and other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows are used to determine fair value of options split from the Notes and derivatives split from trade contracts.

All “regular way” purchases of financial assets are accounted for at the trade date.

15 ..

Differences between IFRS and US GAAP

The Company’s condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which differ in certain aspects from US GAAP.

The effects of the principal differences between IFRS and US GAAP in relation to the Company’s condensed consolidated financial statements are presented below, with explanations of certain adjustments that affect total comprehensive net income.

Reconciliation of consolidated net income:

	Six month period ended June 30, 2003 (unaudited)	Three month period ended June 30, 2003 (unaudited)	Six month period ended June 30, 200 2 (unaudited)	Three month period ended June 30 , 200 2 (unaudited)

Net income under IFRS	163,580	121,152	65,456	13,226

US GAAP adjustments:
(a) Removal of foreign exchange differences capitalized for IFRS	(56,632)	(12,730)	(114,225)	(77,809)
(b) Depreciation and amortization of foreign exchange differences	4,852	2,429	4,630	2,316
(c) Revenue recognition (SAB 101)	(389)	(130)	64	55
(d) SFAS 133/IAS 39	(67,627)	6,541	(17,291)	9,409
( e ) Deferred tax on above	14,300	2,427	23,907	16,462
	-----------------	-----------------	-----------------	-----------------
Net gain/( loss) under US GAAP	58,084	119,689	(37,459)	(36,341)
	==========	==========	==========	==========

15.

Differences between IFRS and US GAAP (cont.)

Reconciliation of comprehensive income:

	Six month period ended June 30, 2003 (unaudited)	Three month period ended June 30, 2003 (unaudited)	Six month period ended June 30, 2002 (unaudited)	Three month period ended June 30, 2002 (unaudited)

Net gain/( loss) under US GAAP	58,084	119,689	(37,459)	(36,341)

Other comprehensive gain (Hedge Reserve)	85,098	18,900	33,557	31,656
	-----------------	-----------------	-----------------	-----------------
Total comprehensive income/ (loss) under US GAAP	143,182	138,589	(3,902)	(4,685)
	==========	==========	==========	==========

Reconciliation of consolidated shareholders’ equity:

	As at June 30, 2003 (unaudited)	As at December 31, 2002

Consolidated shareholders’ equity under IFRS	1,601,425	1,352,527

US GAAP adjustments:
(a) Removal of foreign exchange differences capitalized for IFRS	(158,222)	(101,590)
(b) Depreciation and amortization on above	46,613	41,761
(c) Revenue recognition (SAB 101)	(872)	(483)
(d) SFAS 133/IAS 39	(157,916)	(90,289)
( e ) Deferred tax on above	32,199	17,899
(f ) Hedge reserve	(6,118)	(5,898)
	--------------------	------------------
Consolidated shareholders’ equity under US GAAP	1,357,109	1,213,927
	============	===========

a.

Removal of foreign exchange differences capitalized for IFRS

In accordance with IAS 23 Borrowing Costs, the Company capitalizes financing costs, including interest and foreign exchange gains or losses together with related with them hedging gains and losses to the extent they adjust interest costs , into assets under construction. The financing costs are capitalized only during the period of construction or acquisition of the qualifying assets.

Under Statement of Financial Accounting Standards 52 Foreign Currency Translation, however, foreign exchange differences relating to financing obligations should be included in the income statement of the Company. Consequently, the amounts of foreign exchange differences and offsetting fair value hedging gains and losses capitalized in accordance with IAS 23 in the Company’s condensed consolidated financial statements are expensed under US GAAP.

15.

Differences between IFRS and US GAAP (cont.)

b.

Depreciation and amortization

The US GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchanges differences in the Company’s IFRS condensed consolidated financial statements. Since under US GAAP these foreign exchange differences are not permitted to be capitalized and are instead expensed, the depreciation and amortization of these capitalized differences under IFRS has been reversed.

c.

Revenue recognition (SAB 101)

T he Company applied under IFRS certain principles of SAB 101 retrospectively.

Under US GAAP, the application of SAB 101 results in the different treatment of the separable multiple-element transactions. Revenues and costs related to those transactions are recognized in the income statement as incurred, except for up-front non-refundable fees (activation fees) and direct costs related to these fees. These activation fees and related costs are deferred over the average expected life of the customer. Under IFRS up-front non- refundable fees are recognized immediately.

d.

SFAS 133

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Company separates call options from long-term Notes’ host contract and accounts them for as derivatives under IAS 39, while they are not recognized as derivatives under US GAAP ..

e.

Transaction costs

IAS 39 requires transaction costs to be included in the initial measurement  of financial assets and liabilities.  Under US GAAP these costs should be presented as deferred costs in the amount of PLN 65,140 as at June 30, 2003 and PLN 71,258 as at December 31, 2002.

f.

D eferred taxation

Under IFRS the Company may, if certain criteria are met, net off deferred tax liabilities and assets and present a net balance in the balance sheet. Under US GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately. As at June 30, 2003 the Company recognized PLN 195,742 of net current deferred tax asset (PLN 234,320 as at December 31, 2002) and PLN 499,548 of net long-term deferred tax liability ( PLN 484,592 as at December 31, 2002).

15.

Differences between IFRS and US GAAP (cont.)

f.

Deferred taxation (cont.)

Under IFRS changes in fair value of Note options are not taxable transactions, which causes the effective tax rate on US GAAP adjustments to be different compared to corporate income tax rates for the periods.

g ..

Other comprehensive income

The hedge reserve under US GAAP constitutes a part of other comprehensive income, a component of shareholders’ equity. Under US GAAP t he changes in other comprehensive income (hedge reserve) are reflected in accumulated other comprehensive income. A sum of other comprehensive income and net income for the period represents comprehensive income for the period.

h ..

SFAS 95

The Company applied IAS 7 Cash Flow Statement so that cash flow from operating activities begins with net income before taxation, whereas Statement of Financial Accounting Standards No. 95, Statement of Cash Flows requires cash flow from operating activities to begin with net income after tax.

i ..

New accounting standards

The implementation of the Statements No. 143, Accounting for Asset Retirement Obligations, No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Correction, No. 146, Accounting for Costs Associated with Exit or Disposal Activities and FIN No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others from January 1, 2003 has not caused material changes to the Company’s condensed consolidated financial statements.

The Company will implement EITF 00-21 from July 1, 2003 and considers the impact of this standard on the Company’s financial statements not to be significant.